SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. __)*

           MICROMED CARDIOVASCULAR, INC. (F/K/A SALMON EXPRESS, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   59508T109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Raymond Charest
                     c/o Oxford Bioscience Partners IV L.P.
                              222 Berkeley Street
                          Boston, Massachusetts 02116
                                 (617-357-7474)
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 10, 2005
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Oxford Bioscience Partners II L.P.

------- ------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1)
         (a)  [ ]               (b)  [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)      OO

------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)   N/A             [ }
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                        0

                          ----- ------------------------------------------------
NUMBER OF                  8    SHARED VOTING POWER
SHARES                                  2,297,721 Shares
BENEFICIALLY
OWNED BY                  ----- ------------------------------------------------
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                               0
PERSON WITH:
                          ----- ------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                        2,297,721 Shares

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,297,721 Shares

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)      N/A                     [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)     PN

------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Oxford Bioscience Partners (Adjunct) II L.P.

------- ------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1)
         (a)  [ ]               (b)  [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)      OO

------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)   N/A             [ }
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                        0

                          ----- ------------------------------------------------
NUMBER OF                  8    SHARED VOTING POWER
SHARES                                  2,297,721 Shares
BENEFICIALLY
OWNED BY                  ----- ------------------------------------------------
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                               0
PERSON WITH:
                          ----- ------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                        2,297,721 Shares

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,297,721 Shares

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)      N/A                     [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)     PN

------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Oxford Bioscience Partners (GS-Adjunct) II L.P.

------- ------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1)
         (a)  [ ]               (b)  [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)      OO

------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)   N/A             [ }
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                        0

                          ----- ------------------------------------------------
NUMBER OF                  8    SHARED VOTING POWER
SHARES                                  2,297,721 Shares
BENEFICIALLY
OWNED BY                  ----- ------------------------------------------------
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                               0
PERSON WITH:
                          ----- ------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                        2,297,721 Shares

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,297,721 Shares

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)      N/A                     [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)     PN

------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Oxford Bioscience Partners II (Annex) L.P.

------- ------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1)
         (a)  [ ]               (b)  [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)      OO

------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)   N/A             [ }
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                        0

                          ----- ------------------------------------------------
NUMBER OF                  8    SHARED VOTING POWER
SHARES                                  2,297,721 Shares
BENEFICIALLY
OWNED BY                  ----- ------------------------------------------------
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                               0
PERSON WITH:
                          ----- ------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                        2,297,721 Shares

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,297,721 Shares

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)      N/A                     [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)     PN

------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        OBP Management II L.P.

------- ------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1)
         (a)  [ ]               (b)  [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)      OO

------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)   N/A             [ }
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                        0

                          ----- ------------------------------------------------
NUMBER OF                  8    SHARED VOTING POWER
SHARES                                  2,297,721 Shares
BENEFICIALLY
OWNED BY                  ----- ------------------------------------------------
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                               0
PERSON WITH:
                          ----- ------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                        2,297,721 Shares

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,297,721 Shares

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)      N/A                     [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)     PN

------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Oxford Bioscience Partners (Bermuda) II Limited Partnership

------- ------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1)
         (a)  [ ]               (b)  [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)      OO

------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)   N/A             [ }
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:      Bermuda

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                        0

                          ----- ------------------------------------------------
NUMBER OF                  8    SHARED VOTING POWER
SHARES                                  2,297,721 Shares
BENEFICIALLY
OWNED BY                  ----- ------------------------------------------------
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                               0
PERSON WITH:
                          ----- ------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                        2,297,721 Shares

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,297,721 Shares

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)      N/A                     [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)     PN

------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        OBP Management (Bermuda) II Limited Partnership

------- ------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1)
         (a)  [ ]               (b)  [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)      OO

------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)   N/A             [ }
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:      Bermuda

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                        0

                          ----- ------------------------------------------------
NUMBER OF                  8    SHARED VOTING POWER
SHARES                                  2,297,721 Shares
BENEFICIALLY
OWNED BY                  ----- ------------------------------------------------
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                               0
PERSON WITH:
                          ----- ------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                        2,297,721 Shares

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,297,721 Shares

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)      N/A                     [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)     PN

------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        OBP Management (Bermuda) II Ltd.

------- ------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1)
         (a)  [ ]               (b)  [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)      OO

------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)   N/A             [ }
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:      Bermuda

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                        0

                          ----- ------------------------------------------------
NUMBER OF                  8    SHARED VOTING POWER
SHARES                                  2,297,721 Shares
BENEFICIALLY
OWNED BY                  ----- ------------------------------------------------
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                               0
PERSON WITH:
                          ----- ------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                        2,297,721 Shares

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,297,721 Shares

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)      N/A                     [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)     CO

------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Edmund M. Olivier

------- ------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1)
         (a)  [ ]               (b)  [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)      OO

------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)   N/A             [ }
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:      United States

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                        0

                          ----- ------------------------------------------------
NUMBER OF                  8    SHARED VOTING POWER
SHARES                                  2,297,721 Shares
BENEFICIALLY
OWNED BY                  ----- ------------------------------------------------
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                               0
PERSON WITH:
                          ----- ------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                        2,297,721 Shares

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,297,721 Shares

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)      N/A                     [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)     IN

------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Cornelius T. Ryan

------- ------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1)
         (a)  [ ]               (b)  [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)      OO

------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)   N/A             [ }
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:      United States

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                        0

                          ----- ------------------------------------------------
NUMBER OF                  8    SHARED VOTING POWER
SHARES                                  2,297,721 Shares
BENEFICIALLY
OWNED BY                  ----- ------------------------------------------------
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                               0
PERSON WITH:
                          ----- ------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                        2,297,721 Shares

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,297,721 Shares

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)      N/A                     [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)     IN

------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Alan G. Walton

------- ------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1)
         (a)  [ ]               (b)  [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)      OO

------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)   N/A             [ }
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:      United States

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                        0

                          ----- ------------------------------------------------
NUMBER OF                  8    SHARED VOTING POWER
SHARES                                  2,297,721 Shares
BENEFICIALLY
OWNED BY                  ----- ------------------------------------------------
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                               0
PERSON WITH:
                          ----- ------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                        2,297,721 Shares

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,297,721 Shares

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)      N/A                     [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)     IN

------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Jonathan J. Fleming

------- ------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(1)
         (a)  [ ]               (b)  [ ]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (See Instructions)      OO

------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)   N/A             [ }
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:      United States

------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                        0

                          ----- ------------------------------------------------
NUMBER OF                  8    SHARED VOTING POWER
SHARES                                  2,297,721 Shares
BENEFICIALLY
OWNED BY                  ----- ------------------------------------------------
EACH                       9    SOLE DISPOSITIVE POWER
REPORTING                               0
PERSON WITH:
                          ----- ------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                        2,297,721 Shares

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,297,721 Shares

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)      N/A                     [ ]

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)     IN

ITEM 1.  SECURITY AND ISSUER.

         (a) The class of equity securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock"), of MicroMed Cardiovascular, Inc (F/K/A Salmon Express, Inc.), a Delaware corporation (the "Issuer" or "MMCV").

         (b) The principal executive offices of the Issuer are located at 8965 Interchange Drive, Houston, Texas 77054.

ITEM 2.  IDENTITY AND BACKGROUND.

Set forth below is the following information with respect to the filing on this
Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

         (a) (i) Oxford Bioscience Partners II L.P., a Delaware limited partnership ("OBP II"); (ii) Oxford Bioscience Partners (Adjunct) II L.P., a Delaware limited partnership ("OBP Adjunct II"); (iii) Oxford Bioscience Partners (GS-Adjunct) II L.P., a Delaware limited partnership ("OBP GS-Adjunct II"); (iv) Oxford Bioscience Partners II (Annex) L.P., a Delaware limited partnership ("OBP Annex II"); (v) OBP Management II L.P., a Delaware limited partnership ("OBP Management II"); (vi) Oxford Bioscience Partners (Bermuda) II Limited Partnership, a Bermuda limited partnership ("OBP Bermuda II"); (vii) OBP Management (Bermuda) II Limited Partnership, a Bermuda limited partnership ("OBP Management Bermuda II"); (viii) OBP Management (Bermuda) II Ltd., a Bermuda company ("OBP Bermuda II Ltd."); (ix) Edmund M. Olivier ("Olivier"); (x) Cornelius T. Ryan ("Ryan"); (xi) Alan G. Walton ("Walton"); and (xii) Jonathan
J. Fleming ("Fleming" and, together with Olivier, Ryan and Walton, the "General Partners").

         (b) The address of the principal business office of OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II, OBP Management II, OBP Bermuda II, OBP Management Bermuda II, OBP Bermuda II Ltd., Olivier, Ryan and Fleming is 222 Berkeley Street, Boston, Massachusetts 02116. The address of the principal business office of Walton is 315 Post Rd. West, Westport, Connecticut 06880.

         (c) The principal business of OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II and OBP Bermuda II, is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of OBP Management II is to manage the affairs of OBP II, OBP Adjunct II, OBP GS-Adjunct II, and OBP Annex II and the principal business of OBP Management Bermuda II and OBP Bermuda II Ltd. is to manage the affairs of OBP Bermuda II. The principal business of each of the General Partners is to manage the affairs of OBP Management II, OBP Management Bermuda II and OBP Bermuda II Ltd.

         (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each of OBP II, OBP Adjunct II, OBP GS-Adjunct II and OBP Annex II is a limited partnership organized under the laws of the State of Delaware. Each of OBP Bermuda II and OBP Management Bermuda II is a Bermuda limited partnership. OBP Bermuda II Ltd. is a Bermuda company. Each of the General Partners is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 10, 2005, pursuant to an Agreement and Plan of Merger dated as of January 31, 2005, as amended (the "Merger Agreement"), by and among Salmon Express, Inc., a Nevada corporation ("Salmon"), Salmon Acquisition Corp., a privately-held Nevada corporation and wholly-owned subsidiary of the Salmon ("Merger Sub"), certain existing stockholders of Salmon and MicroMed Technology, Inc., a privately-held Delaware corporation ("MicroMed Technology"), Merger Sub merged with and into MicroMed Technology, the separate existence of Merger Sub ceased and MicroMed Technology continued as the surviving corporation (the "Merger"). Effective as of the Merger, MicroMed Technology became a wholly-owned subsidiary of Salmon and following the Merger, Salmon changed its name to MicroMed Cardiovascular, Inc. and reincorporated in the State of Delaware.

         As a result of the Merger, shares of stock, warrants to purchase stock and indebtedness of MicroMed Technology held by certain of the Reporting Persons prior to the Merger were converted into shares of Common Stock and warrants to purchase shares of Common Stock of the Issuer, and simultaneously with the closing of the Merger, OBP Annex II acquired shares of Common Stock of the Issuer from former stockholders of the Issuer (the "Stock Purchase"). Following the Merger and the Stock Purchase, the Reporting Persons collectively hold 2,263,557 shares of Common Stock of the Issuer and warrants to purchase 34,164 shares of Common Stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a-b)    As described in Item 3 above, this statement relates to the
Merger. At the effective time of the Merger, the separate existence of Merger Sub ceased to exist and MicroMed Technology continued as the surviving corporation as a wholly-owned subsidiary of the Issuer.

         (c)      Not applicable.

         (d) Following the Merger, Travis E. Baugh, Dallas W. Anderson, Paul M. Frison, James M. Garvey, Norwick B.H. Goodspeed, Phyllis Haberman, Cornelius T. Ryan (a Reporting Person) and Martin P. Sutter, each of whom were directors of MicroMed Technology prior to the Merger, were appointed to the Board of Directors of the Issuer and the directors of the Issuer immediately prior to the Merger resigned. In addition, following the Merger the Issuer appointed Travis E. Baugh as the Issuer's President and Chief Executive Officer, Betty Silverstein Russell as Chief Operating Officer and Executive Vice President, Sales and Marketing, Robert J. Benkowski as Senior Vice President, Engineering, and Timothy R. Placek as Senior Vice President, Regulatory Affairs, Clinical Affairs and Quality Systems and Michael A. Rutledge as Vice President, Controller and Corporate Secretary and the officers of the Issuer immediately prior to the Merger resigned.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) The Reporting Persons acquired the securities of the Issuer for the purpose of acquiring control of the Issuer and changing the nature of the Issuer's business operations. Prior to the Merger, the Issuer was in the business of wholesale groceries and related products. Upon the consummation of the Merger, the Issuer acquired the business assets and operations of MicroMed Technology and ceased all operations in the wholesale grocery industry. The Issuer is now is a medical device company that has developed a miniaturized heart pump, or VAD, known as the DeBakey VAD to address congestive heart failure.

         (g) After the Merger was concluded, Salmon reincorporated from the State of Nevada to the State of Delaware and filed a new Certificate of Incorporation with the Secretary of State of the State of Delaware and changed its corporate name to MicroMed Cardiovascular, Inc.

         (h-i)    Not applicable.

         (j) Other than as described above, the Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     (a) After the Merger and Stock Purchase, OBP II holds 515,606 shares of the Common Stock of the Issuer, OBP Adjunct II holds 136,181 shares of the Common Stock of the Issuer, OBP GS-Adjunct II holds 312,639 shares of the Common Stock of the Issuer, OBP Annex II holds 913,057 shares of the Common Stock of the Issuer and OBP Bermuda II holds 386,074 shares of the Common Stock of the Issuer. Additionally, after the Merger and Stock Purchase, OBP II holds warrants to purchase 12,727 shares of Common Stock of the Issuer, OBP Adjunct II holds warrants to purchase 3,439 shares of Common Stock of the Issuer, OBP GS-Adjunct II holds warrants to purchase 8,467 shares of Common Stock of the Issuer, and OBP Bermuda II holds warrants to purchase 9,531 shares of the Common Stock of the Issuer. The warrants are not exercisable within 60 days of the date hereof, but shall be fully exercisable as of August 10, 2006. Collectively, this represents 2,297,721 shares of Common Stock of the Issuer and approximately 12.4% of the Issuer's outstanding Common Stock. The percentage ownership is calculaetd using as the denominator a total of 18,519,398 shares of the Issuer's Common Stock outstanding immediately after the Merger as reported by the Issuer on the Issuer's Current Report on Form 8-K filed on August 12, 2005 plus the number of warrants to purchase shares of Common Stock which certain of the Reporting Persons have a right to purchase.

         By virtue of their relationship as affiliated limited partnerships, whose sole general partners share individual general partners, OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II and OBP Bermuda II may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each partnership owns of record. OBP Management II (as the general partner of OBP II, OBP Adjunct II, OBP GS-Adjunct II and OBP Annex II) and OBP Management Bermuda II (as the general partner of OBP Bermuda II) may also be deemed to own beneficially the shares of OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II and OBP Bermuda II. OBP Bermuda II Ltd., as the corporate general partner of OBP Management Bermuda II, may also be deemed to own beneficially the shares of OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II and OBP Bermuda II. Messrs. Ryan, Walton, Olivier and Fleming are general partners of both OBP Management II, the general partner of OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II and OBP Management Bermuda II, the general partner of OBP Bermuda II. Therefore, each of Messrs. Ryan, Walton, Olivier and Fleming may be deemed to own beneficially the shares held by OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II and OBP Bermuda II.

         (b)      Number of shares as to which each person named in paragraph
(a) above has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock for each of the Reporting Persons.

                  (ii) shared power to vote or to direct the vote: 2,297,721 shares of Common Stock for each of the Reporting Persons.

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock for each of the Reporting Persons.

                  (iv) shared power to dispose or to direct the disposition of: 2,297,721 shares of Common Stock for each of the Reporting Persons.

         (c) Except as set forth above, none of the Reporting Persons have effected any transaction in the Common Stock in the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information provided in Item 4 is hereby incorporated by reference.

         To the best of the knowledge of OBP II, OBP Adjunct II, OBP GS-Adjunct II, OBP Annex II, OBP Management II, OBP Bermuda II, OBP Management Bermuda II, OBP Bermuda II Ltd., Olivier, Ryan, Walton and Fleming there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A. Agreement and Plan of Merger dated as of January 31, 2005, as amended, by and among Salmon Express, Inc., Salmon Acquisition Corp., certain existing stockholders of Salmon and MicroMed Technology, Inc., filed as Exhibit
2.1 to the Issuer's Current Report on Form 8-K filed on February 1, 2005 with the Commission pursuant to the Securities Act of 1933, as amended, and incorporated herein by reference.

         B.       Agreement regarding filing of joint Schedule 13D.

         C.       Power of Attorney dated as of February 7, 1999.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2005

                                        OXFORD BIOSCIENCE PARTNERS II L.P.

                                        By:  OBP Management II L.P., its general
                                             partner


                                               By: /s/ Alan G. Walton
                                                   -----------------------------
                                                   Alan G. Walton
                                                   General Partner

                                        OXFORD BIOSCIENCE PARTNERS
                                           (ADJUNCT) II L.P.

                                        By:  OBP Management II L.P., its general
                                             partner


                                              By: /s/ Alan G. Walton
                                                   -----------------------------
                                                   Alan G. Walton
                                                   General Partner

                                        OXFORD BIOSCIENCE PARTNERS
                                           (GS - ADJUNCT) II L.P.

                                        By:  OBP Management II L.P., its general
                                             partner


                                               By: /s/ Alan G. Walton
                                                   -----------------------------
                                                   Alan G. Walton
                                                   General Partner

                                        OXFORD BIOSCIENCE PARTNERS II (Annex)
                                           L.P.

                                        By:  OBP Management II L.P., its general
                                             partner

                                               By: /s/ Alan G. Walton
                                                   -----------------------------
                                                   Alan G. Walton
                                                   General Partner

                                        OBP MANAGEMENT II L.P.

                                        By: /s/ Alan G. Walton
                                            ------------------------------------
                                            Alan G. Walton
                                            General Partner


                                        OXFORD BIOSCIENCE PARTNERS
                                           (BERMUDA) II LIMITED PARTNERSHIP

                                        By:   OBP Management (Bermuda) II
                                              Limited Partnership, its
                                              general partner


                                              By: /s/ Alan G. Walton
                                                  ------------------------------
                                                  Alan G. Walton
                                                  General Partner


                                        OBP MANAGEMENT (BERMUDA) II LIMITED
                                           PARTNERSHIP


                                              By: /s/ Alan G. Walton
                                                  ------------------------------
                                                  Alan G. Walton
                                                  General Partner

                                        OBP MANAGEMENT (BERMUDA) II LTD.


                                              By: /s/ Alan G. Walton
                                                  ------------------------------
                                                  Alan G. Walton
                                                  Director


                                                          *
                                        ----------------------------------------
                                        Edmund M. Olivier

                                                          *
                                        ----------------------------------------
                                        Cornelius T. Ryan

                                        /s/ Alan G. Walton
                                        ----------------------------------------
                                        Alan G. Walton

                                                          *
                                        ----------------------------------------
                                        Jonathan J. Fleming

*By: /s/ Raymond Charest
     -----------------------------------
     Raymond Charest as Attorney-in-Fact

This Schedule 13D was executed by Raymond Charest pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on February 12, 1999, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit C.

                                  EXHIBIT INDEX

         A. Agreement and Plan of Merger dated as of January 31, 2005, as amended, by and among Salmon Express, Inc., Salmon Acquisition Corp., certain existing stockholders of Salmon and MicroMed Technology, Inc., filed as Exhibit
2.1 to the Issuer's Current Report on Form 8-K filed on February 1, 2005 with the Commission pursuant to the Act and incorporated herein by reference.

         B.       Agreement regarding filing of joint Schedule 13D.

         C.       Power of Attorney dated as of February 7, 1999.

                                    Exhibit B

                            JOINT FILING UNDERTAKING

         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D, and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of MicroMed Cardiovascular, Inc., is being filed on behalf of each of the undersigned.

Dated: August 26, 2005

                                        OXFORD BIOSCIENCE PARTNERS II L.P.

                                        By:  OBP Management II L.P., its general
                                             partner


                                               By: /s/ Alan G. Walton
                                                   -----------------------------
                                                   Alan G. Walton
                                                   General Partner

                                        OXFORD BIOSCIENCE PARTNERS
                                           (ADJUNCT) II L.P.

                                        By:  OBP Management II L.P., its general
                                             partner


                                              By: /s/ Alan G. Walton
                                                   -----------------------------
                                                   Alan G. Walton
                                                   General Partner

                                        OXFORD BIOSCIENCE PARTNERS
                                           (GS - ADJUNCT) II L.P.

                                        By:  OBP Management II L.P., its general
                                             partner


                                               By: /s/ Alan G. Walton
                                                   -----------------------------
                                                   Alan G. Walton
                                                   General Partner

                                        OXFORD BIOSCIENCE PARTNERS II (Annex)
                                           L.P.

                                        By:  OBP Management II L.P., its general
                                             partner

                                               By: /s/ Alan G. Walton
                                                   -----------------------------
                                                   Alan G. Walton
                                                   General Partner



                                        OBP MANAGEMENT II L.P.

                                        By: /s/ Alan G. Walton
                                            ------------------------------------
                                            Alan G. Walton
                                            General Partner


                                        OXFORD BIOSCIENCE PARTNERS
                                           (BERMUDA) II LIMITED PARTNERSHIP

                                        By:   OBP Management (Bermuda) II
                                              Limited Partnership, its
                                              general partner


                                              By: /s/ Alan G. Walton
                                                  ------------------------------
                                                  Alan G. Walton
                                                  General Partner


                                        OBP MANAGEMENT (BERMUDA) II LIMITED
                                           PARTNERSHIP


                                              By: /s/ Alan G. Walton
                                                  ------------------------------
                                                  Alan G. Walton
                                                  General Partner

                                        OBP MANAGEMENT (BERMUDA) II LTD.


                                              By: /s/ Alan G. Walton
                                                  ------------------------------
                                                  Alan G. Walton
                                                  Director


                                                          *
                                        ----------------------------------------
                                        Edmund M. Olivier

                                                          *
                                        ----------------------------------------
                                        Cornelius T. Ryan

                                        /s/ Alan G. Walton
                                        ----------------------------------------
                                        Alan G. Walton

                                                          *
                                        ----------------------------------------
                                        Jonathan J. Fleming

*By: /s/ Raymond Charest
     -----------------------------------
     Raymond Charest as Attorney-in-Fact

This Schedule 13D was executed by Raymond Charest pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on February 12, 1999, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit C.

                                   Exhibit C

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Raymond N. Charest, Jeffrey M. Held, and Amy B. Rensko, and any one of them acting singly, the true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of the undersigned as an individual or on behalf of the undersigned's holding company, as the case may be, pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc. granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as the undersigned might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Notwithstanding the foregoing, this Power of Attorney shall expire automatically upon the cessation of the undersigned's reporting obligations pursuant to sections 13 and 16 of the Exchange Act or on the date that each attorney-in-fact is no longer employed in their current capacities.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of February, 1999.

                OXFORD BIOSCIENCE PARTNERS L.P.

                      By:  OBP Management L.P., its general partner

                           By: /s/ Cornelius T. Ryan
                           --------------------------------------------
                           Cornelius T. Ryan
                           General Partner

                OXFORD BIOSCIENCE PARTNERS (BERMUDA) LIMITED PARTNERSHIP

                      By: OBP Management (Bermuda) Limited Partnership, its general partner

                           By: /s/ Cornelius T. Ryan
                           --------------------------------------------
                           Cornelius T. Ryan
                           General Partner

                OBP MANAGEMENT L.P.

                           By: /s/ Cornelius T. Ryan
                           --------------------------------------------
                           Cornelius T. Ryan
                           General Partner

                OBP MANAGEMENT (BERMUDA) LTD.

                           By: /s/ Edmund M. Olivier
                           --------------------------------------------
                           Edmund M. Olivier
                           Director

                OBP MANAGEMENT (BERMUDA) LIMITED PARTNERSHIP

                           By: /s/ Cornelius T. Ryan
                           --------------------------------------------
                           Cornelius T. Ryan
                           General Partner

                OXFORD BIOSCIENCE PARTNERS (ADJUNCT), L.P.

                      By:  OBP Management, L.P., its general partner

                           By: /s/ Cornelius T. Ryan
                           --------------------------------------------
                           Cornelius T. Ryan
                           General Partner

                OXFORD BIOSCIENCE MANAGEMENT PARTNERS II

                           By: /s/ Cornelius T. Ryan
                           --------------------------------------------
                           Cornelius T. Ryan
                           General Partner

                OXFORD BIOSCIENCE PARTNERS II L.P.

                      By:  OBP Management II L.P., its general partner

                           By: /s/ Jonathan J. Fleming
                           --------------------------------------------
                           Jonathan J. Fleming
                           General Partner

                OXFORD BIOSCIENCE PARTNERS (BERMUDA) II LIMITED PARTNERSHIP

                      By: OBP Management (Bermuda) II Limited Partnership, its general partner

                           By: /s/ Jonathan J. Fleming
                           --------------------------------------------
                           Jonathan J. Fleming
                           General Partner

                OBP MANAGEMENT II, L.P.

                           By: /s/ Jonathan J. Fleming
                           --------------------------------------------
                           Jonathan J. Fleming
                           General Partner

                OBP MANAGEMENT (BERMUDA) II LIMITED PARTNERSHIP

                      By:  OBP Management (Bermuda) II Ltd., its general partner

                           By: /s/ Jonathan J. Fleming
                           --------------------------------------------
                           Jonathan J. Fleming
                           Director

                OXFORD BIOSCIENCE PARTNERS (ADJUNCT) II, L.P.

                      By:  OBP Management II, L.P., its general partner

                           By: /s/ Jonathan J. Fleming
                           --------------------------------------------
                           Jonathan J. Fleming
                           General Partner

                OBP MANAGEMENT (BERMUDA) II LTD.

                           By: /s/ Jonathan J. Fleming
                           --------------------------------------------
                           Jonathan J. Fleming
                           Director

                OXFORD BIOSCIENCE PARTNERS (GS - ADJUNCT) II, L.P.

                      By:  OBP Management II, L.P., its general partner

                           By: /s/ Jonathan J. Fleming
                           --------------------------------------------
                           Jonathan J. Fleming
                           General Partner

                       /s/ Cornelius T. Ryan
                       ------------------------------------------------
                           Cornelius T. Ryan


                       /s/ Alan G. Walton

                       ------------------------------------------------
                           Alan G. Walton


                       /s/ Edmund M. Olivier
                       ------------------------------------------------
                           Edmund M. Olivier


                       /s/ Jonathan J. Fleming
                       ------------------------------------------------
                           Jonathan J. Fleming